Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: FirstEnergy Corp

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

FirstEnergy Corp NYSE:FE: Due to the company’s FAILURE to:

•	Include scope 3 greenhouse gas (GHG) emissions from power purchased for resale to customers, which accounted for 66% of FirstEnergy’s 2021 CO2 emissions, in net zero targets,
•	Align its operating and planned coal-fueled generation capacity with a Below 2°C Scenario or a 1.5°C scenario, and
•	Commit to ensuring its lobbying and that of its member trade associations are in accord with the Paris Agreement;

Vote AGAINST:

•	Chair, Interim President and CEO, John W. Somerhalder, II,
•	Lead Independent Director, Lisa Winston Hicks, and
•	Corporate Governance, Corporate Responsibility and Political Oversight Committee Chair, Paul Kaleta.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

FirstEnergy Corp. (FirstEnergy) had the highest CO2 emissions rate (CO2 - lb/MWh) among privately/investor-owned electric power producers in the U.S. in 2020.1 In 2021 FirstEnergy relied on wholesale purchased electricity from coal-fired generation sources for the majority of its electricity distribution to customers.2 3 The company is among the 166 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero emissions transition.”4

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.5 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy.6 Their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in GHG emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of the transportation and industrial sectors as electrification efficiencies are implemented.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. The board chair, lead independent director where the position exists, and other board members with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators, while still focusing on the core pillars of target setting, disclosure and measurement, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	✓
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	N/A
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	✓
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	N/A
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

FirstEnergy’s GHG emissions reduction targets include a 30% reduction in companywide scope 1 GHG emissions by 2030, from a 2019 baseline, on the way to carbon neutrality by 2050.7 Notably, the company’s 2050 ambition of carbon neutrality implies accounting for CO2 emissions but not those emissions from other GHGs, such as fugitive methane. Furthermore, both FirstEnergy’s 2050 ambition and medium-term target exclude its relevant scope 3 emissions from the power it purchases for resale,8 which accounted for 66% of FirstEnergy’s total CO2e emissions in 2021.9 10 The company lags behind larger utilities that have expanded net zero and medium-term goals to include GHG emissions from the power purchased for resale.11

FirstEnergy’s 2021 carbon intensity (metric tonnes of CO2 per MWh electricity generation) was more than double the electric utilities sector mean, according to analysis by the Transition Pathway Initiative.12 Based upon FirstEnergy’s 2030 GHG reduction target, the company would have to decrease its projected 2030 carbon intensity by 91% to align with a pathway to limit warming to 1.5°C for utilities in advanced economies.13

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	N/A

As of 2022, more than half (53%) of FirstEnergy’s owned operating and planned coal-fired generation capacity remains out of alignment with the Carbon Tracker Initiative’s interpretation of the IEA’s B2DS,14 let alone the 1.5°C scenario (NZE) which would require even faster closure timelines. In order to be aligned with the IEA’s NZE, the agency suggests emissions reductions of 76% or more be achieved by 2030 in G7 countries from 2019 levels.15

FirstEnergy owns two coal-fired generating plants that it plans to “transition away from” by 2050.16 Both plants are located in West Virginia, where FirstEnergy has submitted proposed end-of-life dates of 2035 and 2040 for each of the individual plants.17 However, by 2025, FirstEnergy’s integrated resource plan – which demonstrates how FirstEnergy will fulfill its utility obligation to customers – must be approved by West Virginia, which prefers asset-backed generation from its utilities.18 Consequently, the company states its pathway to carbon neutrality by 2050 is unclear.19 FirstEnergy’s desire to offload uneconomical nuclear and coal plants between 2017 and 2020 led to a bribery scandal and deferred prosecution agreement and a $230 million fine.20 It remains to be seen whether FirstEnergy will allocate capital towards carbon-neutral assets in a manner consistent with the IEA’s B2DS or NZE or increase its coal-fired generation capacity in the face of state-level political pressure.21

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	42%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	42%

FirstEnergy received a climate policy engagement score of “D-” from InfluenceMap for its predominantly negative engagement on U.S. federal and state-level climate policies.22 The company appears to have been less active on climate policy since its prosecution for involvement in the 2019 Ohio House Bill 6 bribery scheme.23 In 2022 the company disclosed engagement on the Build Back Better Act but did not state a position on the bill or its provisions.24

FirstEnergy publicly discloses its trade association memberships and has committed to ensuring its direct lobbying and that of the trade associations of which it’s a member lobby in accordance with the Paris Agreement, according to its most recent Climate Action 100+ Net Zero Company Benchmark assessment.25 However, FirstEnergy remains a member of the U.S. Chamber of Commerce and the Edison Electric Institute, both of which have taken negative positions on climate policy.26

Conclusion: FirstEnergy has failed to include scope 3 GHG emissions from power purchased for resale to customers in net zero targets, align its operating and planned coal-fueled generation capacity with a B2DS or a 1.5°C scenario, and commit to ensuring its lobbying and that of its member trade associations are in accord with the Paris Agreement. Therefore, we recommend that shareholders vote AGAINST Chair, Interim President and CEO John W. Somerhalder, II; Lead Independent Director Lisa Winston Hicks; and Corporate Governance, Corporate Responsibility and Political Oversight Committee Chair Paul Kaleta at the company’s annual meeting on May 24, 2023.

1 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 15

2 FirstEnergy, Employee, Environmental, Social and Governance Data Tables, 2022, https://fecorporateresponsibility.com/content/dam/fecorporateresponsibility/files/reports-resources/tables/EESGDataTables2022.pdf, p. 1

3 FirstEnergy, SEC Filing on Form 10-K, December 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/0001031296/000103129622000013/fe-20211231.htm, p. 4

4 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed May 1, 2023

5 U.S. Energy Information Administration, “Frequently Asked Questions,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed May 1, 2023

6 Ceres, et al., Benchmarking Air Emissions, p. 7

7 FirstEnergy, Climate Report, November 2022, https://www.firstenergycorp.com/content/dam/investor/files/climate-report.pdf, p. 18

8 FirstEnergy, Climate Report, p. 18

9 FirstEnergy, EEI ESG/Sustainability Template, 2022, https://fecorporateresponsibility.com/content/dam/fecorporateresponsibility/files/reports-resources/eei/EEI2022.pdf, p. 7

10 Greenhouse Gas Protocol, Technical Guidance for Calculating Scope 3 Emissions, https://ghgprotocol.org/sites/default/files/standards_supporting/Chapter3.pdf, p. 39 (The Climate Action 100+ Company Benchmark Assessments do not include scope 3 emission from generation of purchased electricity that is sold to end users.)

11 Duke Energy, “Duke Energy expands clean energy action plan,” Duke Energy News Center, February 9, 2022, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

12 Transition Pathway Initiative, “FirstEnergy,” Global benchmarks, https://www.transitionpathwayinitiative.org/companies/firstenergy, accessed May 1, 2023

13 Transition Pathway Initiative, “FirstEnergy,” Regional benchmarks, https://www.transitionpathwayinitiative.org/companies/firstenergy?view=regional, accessed May 1, 2023

14 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

15 IEA, Achieving Net Zero Electricity Sectors in G7 Members, October 2021, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf, pp. 38, 92

16 FirstEnergy, Climate Report, p. 20

17 FirstEnergy, Climate Report, p. 20

18 FirstEnergy, Climate Report, p. 20

19 FirstEnergy, Climate Report, p. 20

20 Marty Schladen, “Coal plants helped cause bribery scandal. Now FirstEnergy might be buying one back,” Ohio Capital Journal, March 21, 2023, https://ohiocapitaljournal.com/2023/03/21/coal-plants-helped-cause-bribery-scandal-now-firstenergy-might-be-buying-one-back/

21 Marty Schladen, “Coal plants helped cause bribery scandal”

22 InfluenceMap, “FirstEnergy Corp,” LobbyMap, https://lobbymap.org/company/FirstEnergy-Corp-d57029fba295e3c278b7176914980a10/projectlink/FirstEnergy-Corp-in-Climate-Change-d91df23ad6b266d2589d713ddcde3947, accessed May 1, 2023

23 Jaclyn Diaz, “An Energy Company Behind A Major Bribery Scandal In Ohio Will Pay A $230 Million Fine,” NPR, July 23, 2021, https://www.npr.org/2021/07/23/1019567905/an-energy-company-behind-a-major-bribery-scandal-in-ohio-will-pay-a-230-million-

24 InfluenceMap, “FirstEnergy Corp”

25 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

26 InfluenceMap, “FirstEnergy Corp”